Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-209682 and 333-209682-01

Pricing Supplement to the Prospectus and Prospectus Supplement, each dated April 15, 2016 and the Product Supplement No. 2-I dated April 15, 2016

JPMorgan Chase Financial Company LLC

Medium-Term Notes, Series A

$19,096,000
Capped Enhanced Participation Currency-Linked Notes due 2018

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (February 8, 2018, subject to adjustment) is based on the performance of the U.S. dollar (USD) / offshore Chinese renminbi (CNH) exchange rate, as measured from and including the trade date (December 5, 2016) based on the strike rate of 7.1350 to and including the determination date (February 5, 2018, subject to adjustment). The exchange rate is expressed as the number of offshore Chinese renminbi needed to buy one U.S. dollar. The currency return on your notes will be calculated by subtracting the strike rate from the final exchange rate and dividing the resulting number by the final exchange rate and expressing this result as a percentage. The strike rate is a USD/CNH exchange rate determined by the calculation agent in its discretion on the trade date and is not the exchange rate on the trade date.

By purchasing these notes, you are taking the view that the currency return will be positive, which means that the final exchange rate will be greater than the strike rate (it will take more offshore Chinese renminbi to purchase one U.S. dollar at the final exchange rate than at the strike rate). This means that the U.S. dollar has strengthened relative to the offshore Chinese renminbi. If the currency return is positive, you will receive $1,000 plus $1,000 times the upside participation rate of 2.15 times the currency return, up to a maximum settlement amount of $1,107.50 per $1,000 principal amount note. If the currency return is zero or negative, which means that the final exchange rate will be equal to or less than the strike rate (it will take the same number of or fewer offshore Chinese renminbi to purchase one U.S. dollar at the final exchange rate than at the strike rate), the return on your notes will be zero or negative. You could lose your entire investment in the notes. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC (“JPMorgan Financial”), as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

To determine your payment at maturity, we will calculate the currency return. On the stated maturity date, for each $1,000 principal amount note, you will receive an amount in cash equal to:

•	if the currency return is positive (i.e., the final exchange rate is greater than the strike rate), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate of 2.15 times (c) the currency return, subject to the maximum settlement amount; or

•	if the currency return is zero or negative (i.e., the final exchange rate is equal to or less than the strike rate), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the currency return, subject to a minimum payment of $0.00. You will receive less than $1,000 if the final exchange rate is less than the strike rate and, if the final exchange rate is equal to or less than 50% of the strike rate, you will lose your entire investment in the notes.

The return on your notes is linked to the currency return, calculated using the USD/CNH exchange rate. If you were to calculate the return on your notes using the CNH/USD exchange rate (i.e., an exchange rate expressed as the number of U.S. dollars needed to buy one offshore Chinese renminbi) instead, the return on your notes might be materially different from the results obtained using the USD/CNH exchange rate.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See “Risk Factors” on page PS-9 of the accompanying product supplement and “Selected Risk Factors” on page PS- 13 of this pricing supplement.

The foregoing is only a brief summary of the terms of your notes. You should read the additional disclosure provided herein so that you may better understand the terms and risks of your investment.

The estimated value of the notes, when the terms of the notes were set, was $985.20 per $1,000 principal amount note. See “Summary Information — The Estimated Value of the Notes” on page PS-8 of this pricing supplement for additional information about the estimated value of the notes and “Summary Information — Secondary Market Prices of the Notes” on page PS-9 of this pricing supplement for information about secondary market prices of the notes.

Original issue date (settlement date): December 12, 2016

Original issue price: 100.00% of the principal amount*

Underwriting commission/discount: 1.00% of the principal amount*

Net proceeds to the issuer: 99.00% of the principal amount

See “Summary Information — Supplemental Use of Proceeds” on page PS-9 of this pricing supplement for information about the components of the original issue price of the notes.

*J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives of 1.00% of the principal amount from us to an unaffiliated dealer. See “Plan of Distribution (Conflicts of Interest)” on page PS-78 of the accompanying product supplement. The original issue price is 99.00% of the principal amount for investors in certain fee-based advisory accounts; see “Summary Information — Key Terms — Supplemental Plan of Distribution” on page PS-6 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing Supplement dated December 5, 2016

The original issue price, fees and commissions and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with fees and commission and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the price you pay for your notes.

We may use this pricing supplement in the initial sale of the notes. In addition, JPMS or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless JPMS or its agents inform the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Product supplement no. 2-I dated April 15, 2016:
http://www.sec.gov/Archives/edgar/data/19617/000095010316012640/crt-dp64829_424b2.pdf

●	Prospectus supplement and prospectus, each dated April 15, 2016:
http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Key Terms

Issuer: JPMorgan Chase Financial Company LLC

Guarantor: JPMorgan Chase & Co.

Exchange rate: the USD/CNH exchange rate, on any relevant day, will equal an exchange rate of offshore Chinese renminbi per one U.S. dollar, as determined by the calculation agent, expressed as the offshore Chinese renminbi (CNH) value of one U.S. dollar (USD), as reported by Thomson Reuters (“Reuters”) on Reuters page “CNHFIX=” (or any substitute Reuters page) at approximately 11:15 a.m., Hong Kong time, on that day. In certain circumstances, the level of the USD/CNH exchange rate will be based on the alternative calculation of the exchange rate described under “Description of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Reference Currency Relative to a Single Base Currency” on page PS-41 of the accompanying product supplement or “The Underlyings — Currencies — Succession Events” on page PS-53 of the accompanying product supplement.  Notwithstanding anything to the contrary in the accompanying product supplement, the exchange rate will not be rounded.

By purchasing this note, you are taking the view that the currency return will be positive, which means that the final exchange rate will be greater than the strike rate (it will take more offshore Chinese renminbi to purchase one U.S. dollar at the final exchange rate than at the strike rate). This means that the U.S. dollar has strengthened relative to the offshore Chinese renminbi.

Principal amount: each note will have a principal amount of $1,000; $19,096,000 in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than principal amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the price you pay for your notes, so if you acquire notes at a premium (or discount) to the principal amount and hold them to the stated maturity date, it could affect your investment. The return on your investment in the notes will be lower (or higher) than it would have been had you purchased the notes at the principal amount. See “Selected Risk Factors — If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-16 of this pricing supplement.

Payment on the stated maturity date: for each $1,000 principal amount note, we will pay you on the stated maturity date an amount in cash equal to:

•	if the currency return is positive (i.e., the final exchange rate is greater than the strike rate, which means it will take more offshore Chinese renminbi to purchase one U.S. dollar at the final exchange rate than at the strike rate), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the currency return, subject to the maximum settlement amount; or

•	if the currency return is zero or negative (i.e., the final exchange rate is equal to or less than the strike rate, which means it will take the same number of or fewer offshore Chinese renminbi to purchase one U.S. dollar at the final exchange rate than at the strike rate), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the currency return, subject to a minimum payment of $0.00. You will receive less than $1,000 if the final exchange rate is less than the strike rate and, if the final exchange rate is equal to or less than 50% of the strike rate, you will lose your entire investment in the notes.

Strike rate: 7.1350, which is a USD/CNH exchange rate, expressed as the offshore Chinese renminbi value of one U.S. dollar, determined by the calculation agent in its discretion on the trade date. The strike rate is not the exchange rate on the trade date. Although the calculation agent has made all determinations and has taken all actions in relation to establishing the strike rate in good faith, the discretion exercised by the calculation agent could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the strike rate, that might affect the value of your notes. For information about the risks related to this discretion, see “Selected Risk Factors — Potential Conflicts of Interest” on page PS-14 of this this pricing supplement.

Final exchange rate: the exchange rate on the determination date. In certain circumstances, the final exchange rate will be based on the alternative calculation of the exchange rate described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Reference Currency Relative to a Single Base Currency” on page PS-41 of the accompanying product supplement or “The Underlyings — Currencies — Succession Events” on page PS-53 of the accompanying product supplement.

Currency return: the quotient of (i) the final exchange rate minus the strike rate divided by (ii) the final exchange rate, expressed as a percentage. By purchasing these notes, you are taking the view that the currency return will be positive, which means that the final exchange rate will be greater than the strike rate (i.e., it will take more offshore Chinese renminbi to purchase one U.S. dollar at the final exchange rate than at the strike rate). This means that the U.S. dollar has strengthened relative to the offshore Chinese renminbi. If the final exchange rate is less than the strike rate, the currency return will be negative (i.e., it will take fewer offshore Chinese renminbi to purchase one U.S. dollar at the final exchange rate than at the strike rate).

Upside participation rate: 2.15

Cap level: the quotient of the strike rate divided by 95%, which is approximately 7.5105

Maximum settlement amount: $1,107.50

Trade date: December 5, 2016

Original issue date (settlement date): December 12, 2016

Determination date: February 5, 2018, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date —

Notes Linked to a Single Underlying — Notes Linked to a Single Reference Currency Relative to a Single Base Currency” on page PS-41 of the accompanying product supplement

Stated maturity date: February 8, 2018, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-41 of the accompanying product supplement. The accompanying product supplement refers to the stated maturity date as the “maturity date.”

No interest: The offered notes do not bear interest.

No listing: The offered notes will not be listed on any securities exchange or interdealer quotation system.

No redemption: The offered notes will not be subject to redemption right or price dependent redemption right.

Business day: as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-41 of the accompanying product supplement

Trading day: notwithstanding anything to the contrary under “General Terms of Notes — Postponement of a Determination Date — Additional Defined Terms” on PS-45 of the accompanying product supplement, with respect to the offshore Chinese renminbi relative to the U.S. dollar, a day, as determined by the calculation agent, on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the principal financial center for the offshore Chinese renminbi (which is Hong Kong) and (b) banking institutions in the principal financial center for the offshore Chinese renminbi are not otherwise authorized or required by law, regulation or executive order to close. The accompanying product supplement refers to a trading day as a “currency business day.”

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page PS-39 of the accompanying product supplement, as supplemented by “ — Supplemental Use of Proceeds” below

Tax treatment: In determining our reporting responsibilities, we intend to treat the notes for U.S. federal income tax purposes as “open transactions” that are not debt instruments, as described in the section entitled “Material U.S. Federal Income Tax Consequences – Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement no. 2-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.

No statutory, judicial or administrative authority directly addresses the characterization of the notes (or similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment.  Assuming that “open transaction” treatment is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Code.  Ordinary foreign currency losses are potentially subject to certain reporting requirements.  However, investors in certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a “Section 988 Election”).  Due to the lack of authority directly addressing the availability of the Section 988 Election for instruments such as these, it is unclear whether the Section 988 Election is available.  If the Section 988 Election is available and you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as capital gain or loss, and as long-term capital gain or loss if you have held the note for more than one year at that time.  A Section 988 Election with respect to a note is made by (a) clearly identifying the note on your books and records, on the date you acquire it, as being subject to this election and filing the relevant statement verifying this election with your U.S. federal income tax return or (b) obtaining independent verification under procedures set forth in the Treasury regulations under Section 988.  You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election, as well as the special reporting requirements that apply to foreign currency losses in excess of specified thresholds.

The IRS or a court may not respect the treatment of the notes as “open transactions,” in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  For instance, the notes could be treated as contingent payment debt instruments (which might be viewed as denominated either in U.S. dollars or in offshore Chinese renminbi), in which case you would be required to accrue original issue discount on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity, and no Section 988 Election would be available.  In particular, in 2007 the IRS issued a revenue ruling holding that a financial instrument with some similarity to the notes is properly treated as a debt instrument denominated in a foreign currency.  The notes are distinguishable in some respects from the instrument described in the revenue ruling.  If the revenue ruling were applied to the notes, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes.  Under a recent IRS notice, withholding under FATCA will not apply to payments of gross proceeds (other than any amount treated as interest) of a taxable disposition, including redemption at maturity, of the notes.  You should consult your tax adviser regarding the potential application of FATCA to the notes.

ERISA: as described under “Benefit Plan Investor Considerations” on page PS-90 of the accompanying product supplement

Supplemental plan of distribution: as described under “Plan of Distribution (Conflicts of Interest)” on page PS-78 of the accompanying product supplement; we estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $10,000. We have agreed to sell to JPMS, and JPMS has agreed to purchase from us, the aggregate principal amount of the notes specified on the front cover of this pricing supplement. JPMS proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at that price less a concession of 1.00% of the principal amount. The original issue price for notes purchased by certain fee-based advisory accounts is 99.00% of the principal amount of the notes, which reduces the selling commissions specified on the cover of this pricing supplement with respect to those notes to 0.00%.

We will deliver the notes against payment therefor in New York, New York on December 12, 2016, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of interest: JPMS has a “conflict of interest” within the meaning of FINRA Rule 5121 in any offering of the notes in which it participates because JPMorgan Chase & Co. owns, directly or indirectly, all of the outstanding equity securities of JPMS, because JPMS and we are under common control by JPMorgan Chase & Co. and because the net proceeds received from the sale of the notes will be used, in part, by JPMS or its affiliates in connection with hedging our obligations under the notes. The offering of the notes will comply with the requirements of Rule 5121 of Financial Industry Regulatory Authority, Inc. (“FINRA”) regarding a FINRA member firm’s underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated agent of ours may make sales in the offering of the notes to any of its discretionary accounts without the specific written approval of the customer.

Calculation agent: JPMS

CUSIP no.: 46646QBD6

ISIN no.: US46646QBD60

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(a) the offshore Chinese renminbi is the Reference Currency and the U.S. dollar is the Base Currency, as those terms are used in the accompanying product supplement; and

(b) all references to each of the following terms used in the accompanying product supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Product Supplement Term	Pricing Supplement Term
Spot Rate	exchange rate
Initial Value / Strike Value	strike rate
Final Value	final exchange rate
currency business day	trading day
pricing date	trade date
maturity date	stated maturity date
term sheet	preliminary pricing supplement

In addition, the following terms used in this pricing supplement are not defined in the accompanying product supplement: currency return, upside participation rate, maximum settlement amount and cap level. Accordingly, please refer to “Key Terms” on page PS-3 of this pricing supplement for the definitions of these terms.

The Estimated Value of the Notes

The estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes, set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Factors — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” on page PS-15 of this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Factors — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” on page PS-14 of this pricing supplement.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and the unaffiliated dealer, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes, if any, may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See

“Selected Risk Factors — The Estimated Value of the Notes Is Lower Than the Original Issue Price of the Notes” on page PS-14 of this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Factors — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-15 of this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over the period from the date of this pricing supplement through March 6, 2017. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Factors — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” on page PS-15 of this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Examples” on page PS-10 of this pricing supplement for an illustration of the risk-return profile of the notes and “Historical Exchange Rates” on page PS-21 of this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and the unaffiliated dealer, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2016, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 24, 2016.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical exchange rates on the determination date could have on the payment at maturity assuming all other variables remain constant.

Depreciation of the U.S. dollar relative to the offshore Chinese renminbi will cause the exchange rate to decrease, and appreciation of the U.S. dollar relative to the offshore Chinese renminbi will cause the exchange rate to increase.  By purchasing this note, you are taking the view that the currency return will be positive, which means that the final exchange rate will be greater than the strike rate (it will take more offshore Chinese renminbi to purchase one U.S. dollar at the final exchange rate than at the strike rate). This means that the U.S. dollar has strengthened relative to the offshore Chinese renminbi. If the currency return is positive, the return on your notes will be positive, subject to the maximum settlement amount of $1,107.50 per $1,000 principal amount note. If the currency return is zero or negative (it will take the same number of or fewer offshore Chinese renminbi to purchase one U.S. dollar at the final exchange rate than at the strike rate), the return on your notes will be zero or negative.

The examples below are based on a range of final exchange rates that are entirely hypothetical; no one can predict what the exchange rate will be on any day throughout the term of your notes, and no one can predict what the final exchange rate will be on the determination date. The exchange rate has been highly volatile in the past — meaning that the exchange rate has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the principal amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the exchange rate and our and JPMorgan Chase & Co.’s creditworthiness. In addition, the estimated value of the notes is less than the original issue price. For more information on the estimated value of the notes, see “Summary Information — The Estimated Value of the Notes” on page PS-8 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Upside participation rate	2.15
Cap level	Approximately 7.5105, equal to the quotient of the strike rate divided by 95%
Strike rate	7.1350
Maximum settlement amount	$1,107.50

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

During the term of the notes, a currency succession event does not occur

Notes purchased on original issue date at the principal amount and held to the stated maturity date

For these reasons, the actual performance of the exchange rate over the term of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the exchange rate shown elsewhere in this pricing supplement. For information about the exchange rate during recent periods, see “Historical Exchange Rates” below. Before investing in the offered notes, you should consult publicly available information to determine the exchange rate between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the applicable currencies.

The levels in the first column of the table below represent hypothetical final exchange rates based on the strike rate of 7.1350 (i.e., 7.1350 offshore Chinese renminbi are needed to buy one U.S. dollar). The levels in the second column represent the hypothetical currency returns. The amounts in the third column represent the hypothetical payments at maturity, based on the corresponding hypothetical currency return, and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical payment at maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final exchange rate (expressed as number of offshore Chinese renminbi per one U.S. dollar) and the assumptions noted above.

The final exchange rate will be determined on the determination date. The currency return will be equal to the quotient of (1) the final exchange rate minus the strike rate divided by (2) the final exchange rate expressed as a percentage. The payment at maturity per $1,000 principal amount note will not be less than $0.00. The values in the table below have been rounded for ease of analysis.

Hypothetical Final Exchange Rate (Expressed as Number of Offshore Chinese Renminbi Per One U.S. Dollar)	Hypothetical Currency Return	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
14.2700	50.000%	110.750%
9.5133	25.000%	110.750%
7.9278	10.000%	110.750%
7.5105	5.000%	110.750%
7.2071	1.000%	102.150%
7.1350	0.000%	100.000%
7.0644	-1.000%	99.000%
6.7952	-5.000%	95.000%
6.4864	-10.000%	90.000%
5.7080	-25.000%	75.000%
4.7567	-50.000%	50.000%
4.0771	-75.000%	25.000%
3.5675	-100.000%	0.000%

If, for example, the final exchange rate were determined to be approximately 4.0771, the currency return would be -75.000%, and the payment that we would deliver on your notes at maturity would be 25.000% of the principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to principal amount you would lose a correspondingly higher percentage of your investment). In addition, if the currency return were determined to be 50.000%, the payment that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the principal amount), or 110.750% of each $1,000 principal amount note, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final exchange rate over approximately 7.5105 (resulting in a currency return of 5.000%).

The following chart also shows a graphical illustration of the hypothetical payments at maturity (expressed as a percentage of the principal amount of your notes) that we would pay on your notes on the stated maturity date, if the currency return were any of the hypothetical percentages shown on the horizontal axis. The chart shows that any hypothetical currency return of less than 0.000% (the section left of the 0.000% marker on the horizontal axis) would result in a hypothetical payment at maturity of less than 100.000% of the principal amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical currency return of greater than or equal to 5.000% (the section right of the 5.000% marker on the horizontal axis) would result in a capped return on your investment.

The payments at maturity shown above are entirely hypothetical; they are based on exchange rates that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payments at maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical payments at maturity on notes held to the stated maturity date in the examples above assume you purchased your notes at their principal amount and have not been adjusted to reflect the actual price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Selected Risk Factors — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-15 of this pricing supplement.

The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

We cannot predict the actual final exchange rate or what the market value of your notes will be on any particular day, nor can we predict the relationship between the exchange rate and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final exchange rate determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

Selected Risk Factors

An investment in your notes is subject to the risks described below, as well as the risks described under the “Risk Factors” section of the accompanying product supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the applicable currencies or other instruments linked to the exchange rate. You should carefully consider whether the offered notes are suited to your particular circumstances.

You May Lose Some or All of Your Investment in the Notes

The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the exchange rate and will depend on whether, and the extent to which, the currency return is positive or negative. Your investment will be exposed to loss if the final exchange rate is less than the strike rate. Accordingly, you could lose some of your initial investment and, if the final exchange rate is equal to or less than 50% of the strike rate, you will lose your entire investment in the notes at maturity. Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes. See also “— If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than The Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected.”

Your Payment at Maturity Will Be Greater Than the Principal Amount Only If the Final Exchange Rate Is Greater Than the Strike Rate

By purchasing the notes, you are taking the view that the final exchange rate will be greater than the strike rate (i.e., the number of offshore Chinese renminbi required to purchase one U.S. dollar at the final exchange rate will be greater than the number required to purchase one U.S. dollar at the strike rate). This means that the U.S. dollar has strengthened relative to the offshore Chinese renminbi. If the final exchange rate is equal to or less than the strike rate (i.e., the number of offshore Chinese renminbi required to purchase one U.S. dollar at the final exchange rate is equal to or less than the number required to purchase one U.S. dollar at the strike rate), the return on your notes will be zero or negative.

Your Maximum Gain on the Notes Is Limited to the Maximum Settlement Amount

If the final exchange rate is greater than the strike rate, for each $1,000 principal amount note, you will receive at maturity a payment that will not exceed the maximum settlement amount, regardless of the appreciation in the exchange rate, which may be significant. Accordingly, the amount payable on your notes may be significantly less than it would have been had you invested directly in the applicable currencies or other instruments linked to the exchange rate. The maximum settlement amount is $1,107.50.

The Notes Are Subject to the Credit Risks of JPMorgan Financial and JPMorgan Chase & Co.

The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

As a Finance Subsidiary, JPMorgan Financial Has No Independent Operations and Has Limited Assets

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes. Also, the distributor from which you purchase the notes may conduct hedging activities for us in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests, the economic interests of any distributor performing such duties and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of the duties of the calculation agent involves determining the strike rate as described under “Key Terms — Strike Rate” in this pricing supplement.  Although the calculation agent has made all determinations and has taken all actions in relation to establishing the strike rate in good faith, the discretion exercised by the calculation agent could have an impact (positive or negative) on the value of your notes.  The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the strike rate, that might affect the value of your notes.  The strike rate may vary, and may vary significantly, from the exchange rate on the trade date or another USD/CNH exchange rate available from publicly available sources at any time on the trade date.

In addition, our and JPMorgan Chase & Co.’s business activities, and the business activities of any distributor from which you purchase the notes, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. If the distributor from which you purchase notes is to conduct hedging activities for us in connection with the notes, that distributor may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” on page PS-15 of the accompanying product supplement for additional information about these risks.

The Estimated Value of the Notes Is Lower Than the Original Issue Price of the Notes

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “Summary Information — The Estimated Value of the Notes” on page PS-8 of this pricing supplement.

The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates

The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “Summary Information — The Estimated Value of the Notes” on page PS-8 of this pricing supplement.

The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate

The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “Summary Information — The Estimated Value of the Notes” on page PS-8 of this pricing supplement.

The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Summary Information — Secondary Market Prices of the Notes” on page PS-9 of this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

Secondary Market Prices of the Notes Will Likely Be Lower Than the Original Issue Price of the Notes

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” on page PS-20 of this pricing supplement.

Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the exchange rate, including:

•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;

•	customary bid-ask spreads for similarly sized trades;

•	our internal secondary market funding rates for structured debt issuances;

•	the actual and expected volatility of the exchange rate of the offshore Chinese renminbi relative to the U.S. dollar;

•	the time to maturity of the notes;

•	the suspension or disruption of market trading in the offshore Chinese renminbi or the U.S. dollar;

•	interest and yield rates in the market generally; and

•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. Unless the payment at maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Amount that Will Be Paid on Your Notes at Maturity Will Not Be Affected by the Exchange Rate on Any Date Other Than the Determination Date

The amount that will be paid on your notes at maturity will be based on the final exchange rate on the determination date.  Although the actual exchange rate on the stated maturity date or at other times during the life of your notes may be higher than the final exchange rate, you will not benefit from the exchange rate at any time other than on the determination date.

If You Were to Calculate the Return on Your Notes Using the CNH/USD Exchange Rate, the Return on Your Notes Might Be Materially Different from the Results Obtained Using the USD/CNH Exchange Rate

The amount that you will be paid on your notes on the stated maturity date is based on the performance of the USD/CNH exchange rate, as measured by the currency return formula.  The exchange rate is expressed as the number of offshore Chinese renminbi needed to purchase one U.S. dollar.  If you were to calculate the return on your notes using the CNH/USD exchange rate (i.e., an exchange rate expressed as the number of U.S. dollars needed to purchase one offshore Chinese renminbi) instead, the return on your notes might be materially different from the results obtained using the USD/CNH exchange rate.  For example, based on the USD/CNH strike rate of 7.1350 (i.e., 7.1350 offshore Chinese renminbi are needed to buy one U.S. dollar), if the hypothetical final exchange rate decreases to 5.7080 (i.e., 5.7080 offshore Chinese renminbi are needed to buy one U.S. dollar), then the currency return would equal -25%.  If the equivalent exchange rate were instead presented in terms of CNH/USD, then the hypothetical CNH/USD strike rate would be approximately 0.14015 and the hypothetical final CNH/USD exchange rate would be approximately 0.17519 and the currency return would equal 20%.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The amount you will be paid for your notes on the stated maturity date will not be adjusted based on the price you pay for the notes. If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in the notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the principal amount. If you purchase your notes at a premium to the principal amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at the principal amount or a discount to the principal amount. For example, if you purchase your notes at a premium to the principal amount, the cap level will permit only a lower percentage increase in your investment in the notes than would have been the case for notes purchased at the principal amount or a discount to the principal amount.

The Notes Might Not Pay as Much as a Direct Investment in the Offshore Chinese Renminbi or the U.S. Dollar

You may receive a lower payment at maturity than you would have received if you had invested directly in the offshore Chinese renminbi or the U.S. dollar individually, a combination of the offshore Chinese renminbi and the U.S. dollar or contracts related to the offshore Chinese renminbi and the U.S. dollar for which there is an active secondary market.

The Notes Are Linked to the U.S. Dollar/“Offshore” Chinese Renminbi Exchange Rate and Not The U.S. Dollar/“Onshore” Chinese Renminbi Exchange Rate

The notes are linked to the rate of exchange between the “offshore” Chinese renminbi and the U.S. dollar (CNH) that trades in the interbank market in Hong Kong and is currently only deliverable in Hong Kong. This rate is not the same as the rate of exchange between the “onshore” Chinese renminbi and the U.S. dollar that trades in, and is currently only deliverable in, China, excluding Hong Kong, Macau and Taiwan (CNY). The USD/CNH exchange rate has differed, and will likely continue to differ, from the USD/CNY exchange rate. Accordingly, the return on the notes may be less than the potential returns on a note with similar terms linked to CNY. In addition, historical data of CNH is available only since August 23, 2010; therefore, in comparison with CNY, less information about its performance is available to help you make your investment decision. Moreover, the offshore Chinese renminbi deliverable in Hong Kong has historically not been as liquid as the onshore Chinese renminbi deliverable in China, excluding Hong Kong, Macau and Taiwan. If the lesser liquidity of the offshore Chinese renminbi vis-a-vis the onshore Chinese renminbi continues, or if the CNH/USD exchange rate ceases to serve as a benchmark for the performance of the offshore Chinese renminbi deliverable in Hong Kong, your return on the notes may be adversely affected. See also “— The Notes Are Linked to the Performance of a Single Emerging Markets Currency Relative to the U.S. Dollar and Therefore Expose You to Significant Currency Risk” below.

The Notes Are Subject to Currency Exchange Risk

Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the offshore Chinese renminbi relative to the U.S. dollar is at any moment a result of the supply and demand for those currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the United States, China and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments in the United States and China and between each country and its major trading partners;

•	political, civil or military unrest in the United States and China; and

•	the extent of governmental surplus or deficit in the United States and China.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the United States, China and those of other countries important to international trade and finance.

It has been reported that several financial firms have entered into settlements with regulators in the United States and other countries in connection with potential manipulation of published currency exchange rates, and regulators in the United States and other countries are continuing to investigate the potential manipulation of published currency exchange rates. If this manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. Any such manipulation could have an adverse impact on any payments on, and the value of, your notes and the trading market for your notes. In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations. Any of these changes or reforms could also adversely impact your notes.

Governmental Intervention Could Materially and Adversely Affect the Value of the Notes

Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the offshore Chinese renminbi and the U.S. dollar, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

The Notes Are Linked to the Performance of a Single Emerging Markets Currency Relative to the U.S. Dollar and Therefore Expose You to Significant Currency Risk

An investment in the notes is subject to risk of significant adverse fluctuations in the performance of a single emerging market currency, the CNH, relative to the U.S. dollar.  Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the issuing countries, which may negatively affect the value of the notes.

The “onshore” Chinese renminbi/U.S. dollar exchange rate is managed by the Chinese government and may also be influenced by political or economic developments in China or elsewhere and by macroeconomic factors and speculative actions. The People’s Bank of China, the monetary authority in China, sets the spot rate of the Chinese renminbi, and may also use a variety of techniques, such as intervention by its central bank or imposition of regulatory controls or taxes, to affect the USD/CNH exchange rate.  From 1994 to 2005, the Chinese government used a managed floating exchange rate system, under which the People’s Bank of China allowed the “onshore” Chinese renminbi/U.S. dollar exchange rate to float within a very narrow band around the central exchange rate published daily by the People’s Bank of China. In July 2005, the People’s Bank of China revalued the renminbi by 2% and announced that in the future it would set the value of the renminbi with reference to a basket of currencies rather than solely with reference to the U.S. dollar. In addition, the People’s Bank of China announced that the reference basket of currencies used to set the value of the renminbi would be based on a daily poll of “onshore” market dealers and other undisclosed factors. Movements in the “onshore” Chinese renminbi/U.S. dollar exchange rate within the narrow band established by the People’s Bank of China result from the supply of, and the demand for, those two currencies and fluctuations in the reference basket of currencies.  However, in 2011, China adopted its 12th Five-Year Plan, which calls for continued economic reform and market-oriented policies.  Inasmuch as these policies are accepted and carried out, the value of the Chinese renminbi could be affected.  In the future, the Chinese government may also issue a new currency to replace its existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of the Chinese renminbi in ways that may be adverse to your interests. Further, the Chinese renminbi is not fully convertible into other currencies.  The exchange rate is also influenced by political or economic developments in China, the United States or elsewhere and by macroeconomic factors and speculative actions.

While the inflow and outflow of renminbi in China has historically been tightly controlled by the People’s Bank of China, there have been signs in recent years of a nascent but fast growing offshore renminbi market, with foreign exchange reforms implemented in 2010 serving as the catalyst.  These reforms allow the renminbi to move to Hong Kong from mainland China without restriction if it is for the purpose of international trade settlement (e.g., import payments).  Once moved offshore, this renminbi is reclassified from “CNY” renminbi to so-called “CNH” renminbi, which has no mainland restriction as to its end-use if it remains offshore.  However, the growth of the CNH market may be impeded as China still tightly regulates the “back flow” of CNH into the onshore mainland market, in part to protect domestic markets.  This creates a separate currency market for onshore versus offshore renminbi with different levels of exchange rates driven by capital control measures, supply and demand and arbitrage opportunities.  No assurance can be given with respect to any future changes in the policy of China dealing with offshore renminbi trading.  To the extent that management of the renminbi by the People’s Bank of China has resulted in and currently results in trading levels that do not fully reflect market forces, any further changes in the government’s management of “onshore” Chinese renminbi/U.S. dollar exchange rate could result in significant movement in the value of the “offshore” Chinese renminbi/U.S. dollar exchange rate.   China may regulate the “offshore” Chinese renminbi/ U.S. dollar exchange rate, or the delivery of renminbi in Hong Kong, in a manner that is adverse to your interest in the notes.  Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in China and the United States, including capital control measures and economic and political developments in other countries.

Even Though the Offshore Chinese Renminbi and the U.S. Dollar Trade Around-the-Clock, the Notes Will Not

Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the offshore Chinese renminbi and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

Currency Exchange Risks Can Be Expected to Heighten in Periods of Financial Turmoil

In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the offshore Chinese renminbi relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

Currency Market Disruptions May Adversely Affect Your Return

The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the exchange rates and the currency return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “The Underlyings — Currencies — Market Disruption Events for a Reference Currency Relative to a Base Currency” in the accompanying product supplement for further information on what constitutes a market disruption event.

Past Performance Is No Guide to Future Performance

The actual performance of the exchange rate during the term of your notes cannot be predicted based on its historical performance. Changes in the value of each currency will affect the market value of the notes. However, it is impossible to predict whether the exchange rate will increase or decrease during the term of the notes.

Lack of Liquidity

The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

The Tax Consequences of an Investment in the Notes Are Uncertain

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the IRS. The IRS might not accept, and a court might not uphold, the treatment of the notes described in “Key Terms — Tax treatment” in this pricing supplement and in “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement. If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of any income or loss on the notes could differ materially and adversely from our description herein. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. In addition, in 2007 the IRS issued a revenue ruling holding that a financial instrument issued and redeemed for U.S. dollars, but providing a return determined by reference to a foreign currency and related market interest rates, is a debt instrument denominated in the foreign currency. The revenue ruling, or future guidance relating thereto, could materially and adversely affect the tax consequences for U.S. investors of an investment in notes, possibly with retroactive effect. Both U.S. and non-U.S. investors should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments.

Historical Exchange rates

The exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the exchange rate during any period shown below is not an indication that the exchange rate is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical levels of the exchange rate as an indication of the future performance of the exchange rate. We cannot give you any assurance that the future performance of the exchange rate will result in a return of any of your initial investment on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the exchange rate. The actual performance of the exchange rate over the term of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical rates shown below.

The graph below shows the USD/CNH exchange rates on each day from January 3, 2011 through December 5, 2016, as shown on the Bloomberg Professional® service (“Bloomberg”). The USD/CNH exchange rate on December 5, 2016 as shown on Bloomberg was 6.8656.

The historical exchange rates shown above and in the graph below were determined using the rates reported by Bloomberg and may not be indicative of the exchange rate that would be derived from the applicable Reuters page. The exchange rate derived from the applicable Reuters page at approximately 11:15 a.m., Hong Kong time, on December 5, 2016 was 6.8851, determined in the manner set forth under “Summary Information — Key Terms — Exchange rate” on page PS-3 of this pricing supplement.

The exchange rates are expressed as the amount of offshore Chinese renminbi per U.S. dollar. An increase in the exchange rate for a given day indicates a strengthening of the U.S. dollar against the offshore Chinese renminbi (i.e., the number of offshore Chinese renminbi required to purchase one U.S. dollar increases), while a decrease in the exchange rate indicate a relative weakening of the U.S. dollar against the offshore Chinese renminbi (i.e., the number of offshore Chinese renminbi required to purchase one U.S. dollar decreases). We obtained the exchange rates listed above and in the graph below from Bloomberg or Reuters, as applicable, without independent verification.

We and JPMorgan Chase & Co. have not authorized anyone to provide any information other than that contained or incorporated by reference in this pricing supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus with respect to the notes offered by this pricing supplement and with respect to JPMorgan Financial or JPMorgan Chase & Co. We and JPMorgan Chase & Co. take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, together with the accompanying product supplement and the accompanying prospectus supplement and prospectus, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in this pricing supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus may be accurate only as of the dates of each of these documents, respectively. This pricing supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

TABLE OF CONTENTS
Pricing Supplement

Page

Summary Information	PS-3
Hypothetical Examples	PS-10
Selected Risk Factors	PS-13
The Exchange rate	PS-21

Product Supplement No. 2-I dated April 15, 2016

Description of Notes	PS-1
Estimated Value and Secondary Market Prices of the Notes	PS-7
Risk Factors	PS-9
Use of Proceeds and Hedging	PS-39
General Terms of Notes	PS-41
The Underlyings	PS-51
Commodity Markets and Exchanges	PS-63
Material U.S. Federal Income Tax Consequences	PS-68
Plan of Distribution (Conflicts of Interest)	PS-78
Notice to Investors	PS-80
Benefit Plan Investor Considerations	PS-90

Prospectus Supplement dated April 15, 2016

About This Prospectus Supplement	S-1
Foreign Currency Risks	S-2
Description of Notes of JPMorgan Chase & Co.	S-4
Description of Warrants of JPMorgan Chase & Co.	S-10
Description of Units of JPMorgan Chase & Co.	S-13
Description of Notes of JPMorgan Chase Financial Company LLC	S-16
Description of Warrants of JPMorgan Chase Financial Company LLC	S-22
United States Federal Taxation	S-27
Plan of Distribution (Conflicts of Interest)	S-28

Prospectus dated April 15, 2016

Where You Can Find More Information	1
JPMorgan Chase & Co.	2
JPMorgan Chase Financial Company LLC.	2
Consolidated Ratios of Earnings to Fixed Charges	3
Use of Proceeds	3
Important Factors That May Affect Future Results	4
Description of Debt Securities of JPMorgan Chase & Co.	6
Description of Warrants of JPMorgan Chase & Co.	12
Description of Units of JPMorgan Chase & Co.	15
Description of Purchase Contracts of JPMorgan Chase & Co.	17
Description of Debt Securities of JPMorgan Chase Financial Company LLC	19
Description of Warrants of JPMorgan Chase Financial Company LLC	27
Forms of Securities	33
Plan of Distribution (Conflicts of Interest)	37
Independent Registered Public Accounting Firm	40
Legal Matters	40
Benefit Plan Investor Considerations	40

$19,096,000

JPMorgan Chase Financial Company LLC

Capped Enhanced Participation Currency-Linked Notes due 2018

Medium-Term Notes, Series A
Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.